UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
         19,336,284 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
         19,336,284 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,336,284 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56%

14       TYPE OF REPORTING PERSON
                 IN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         12,450,032  (See Items 3 and 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
         12,450,032 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,450,032 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.6%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         2,546,926

8        SHARED VOTING POWER
                 0

9        SOLE DISPOSITIVE POWER
         2,546,926

10       SHARED DISPOSITIVE POWER
                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,546,926

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.1%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Thornwood Associates Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF and WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         45,912 (See Items 3 and 5)

8        SHARED VOTING POWER
         45,912 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         45,912 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         45,912 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,824 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Chelonian Subsidiary, LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         45,912 (See Items 3 and 5)

8        SHARED VOTING POWER
             0

9        SOLE DISPOSITIVE POWER
         45,912 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
             0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,912 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%

14       TYPE OF REPORTING PERSON
                           AF

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Cyprus, LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         433,556 (See Items 3 and 5)

8        SHARED VOTING POWER
               0

9        SOLE DISPOSITIVE POWER
         433,556 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
             0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,556 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%

14       TYPE OF REPORTING PERSON
           OO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Stork Associates Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
          WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
          71,678 (See Items 3 and 5)

8        SHARED VOTING POWER
              0

9        SOLE DISPOSITIVE POWER
          71,678 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          71,678 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%

14       TYPE OF REPORTING PERSON
         PN
                                       8

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Ealing Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

         0

8        SHARED VOTING POWER
         71,678 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         71,678 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,678 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF and WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         131,700 (See Items 3 and 5)

8        SHARED VOTING POWER
         15,594,016 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         131,700 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         15,594,016 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,725,716 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           47.8%

14       TYPE OF REPORTING PERSON
                           CO
10

                                                   SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         3,132,276 (See Items 3 and 5)

8        SHARED VOTING POWER
                 0

9        SOLE DISPOSITIVE POWER
         3,132,276 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,276 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
           0

8        SHARED VOTING POWER
         3,132,276 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                0

10       SHARED DISPOSITIVE POWER
         3,132,276 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,276 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.8%

14       TYPE OF REPORTING PERSON
                           PN
12

                                                   SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   0

8        SHARED VOTING POWER
         3,132,276 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                   0

10       SHARED DISPOSITIVE POWER
         3,132,276 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,132,276 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   0

         8        SHARED VOTING POWER
                  3,132,276 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                   0

         10       SHARED DISPOSITIVE POWER
                  3,132,276 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,132,276 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Tortoise Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  216,190 (See Items 3 and 5)

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                  216,190 (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   216,190 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.8%

14       TYPE OF REPORTING PERSON
               CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Chelonian Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF and WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  45,912 (See Items 3 and 5)

         8        SHARED VOTING POWER
                  216,190 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                  45,912 (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                  216,190 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  262,102 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.9%

14       TYPE OF REPORTING PERSON
                           CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Unicorn Associates Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF and WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  216,190 (See Items 3 and 5)

         8        SHARED VOTING POWER
                  262,102 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                  216,190 (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                  262,102 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  478,292 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.7%

14       TYPE OF REPORTING PERSON
                           CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                 478,292 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                      0

         10       SHARED DISPOSITIVE POWER
                  478,292 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  478,292 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.7%

14       TYPE OF REPORTING PERSON
                    CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
             AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  478,292 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   478,292 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   478,292 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.7%

14       TYPE OF REPORTING PERSON
                           CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  478,292 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                       0

         10       SHARED DISPOSITIVE POWER
                  478,292 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  478,292 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.7%

14       TYPE OF REPORTING PERSON
                    CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   478,292 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   478,292 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    478,292 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.7%

14       TYPE OF REPORTING PERSON
                           CO

                                  SCHEDULE 13D


Item 1.  Security and Issuer

     This Amendment No. 6 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, November 21, 2001, March 15, 2002, April 17, 2002 and July 2, 2002 relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5151 San Felipe, Suite 1600, Houston, Texas 77056.


Item 2.  Identity and Background

         Item 2 is hereby amended by adding the following:

     In July of 2003 each of the following affiliates of the Registrants entered into trade confirmations to purchase (but have not yet settled such purchases) from unaffiliated third-parties in privately negotiated transactions, among other things, the PIK Debt of the Issuer: Chelonian Corp., Chelonian Subsidiary, LLC, Thornwood Associates Limited Partnership, Tortoise Corp., Unicorn Associates Corp., Cyprus, LLC and Stork Associates Limited Partnership.

     As a result,  the  definition  of the  "Registrants"  is hereby  amended to include therein the following persons (collectively, the "Additional Registrants"): Tortoise Corp., a New York corporation ("Tortoise"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corp., a New York corporation ("Unicorn"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Cyprus LLC, a Delaware limited liability company ("Cyprus"), Thornwood Associates Limited Partnership, a Delaware limited partnership ("Thornwood"), Chelonian Subsidiary, LLC, a Delaware limited liability company ("Chelonian Sub"), Stork Associates Limited Partnership, a Delaware limited partnership ("Stork"), and Ealing Corp., a Nevada corporation ("Ealing"), all having as their principal business address at 100 South Bedford Road, Mt. Kisco, New York 10549.

     Starfire is wholly-owned by Mr. Icahn. Buffalo is wholly-owned by Starfire. Highcrest is approximately 99% owned by Buffalo. ACF Holding is wholly-owned by Highcrest. Unicorn is wholly-owned by ACF Holding. Chelonian is wholly-owned by Unicorn. Tortoise is wholly-owned by Chelonian. Each of Ealing and Cyprus is wholly-owned by Barberry. Barberry is the general partner of Thornwood. Ealing is the general partner of Stork. Chelonian Sub is wholly-owned by Thornwood.

     The name, citizenship, present principal occupation or employment and business address of each executive officer, director, manager or person performing similar functions of each of the Registrants is set forth on Schedule A attached hereto.

     As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Additional Registrants, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Additional Registrants.

     Other than as previously described under Item 2(e), neither of the Additional Registrants nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     On June 23, 2003, in a privately negotiated transaction, High River purchased an aggregate of approximately $2,520,207.71 principal amount of the PIK Debt (convertible into 215,034 Shares) and a certain amount of the term debt of the Issuer. In that transaction, the price for the approximately $2,520,207.71 face amount of the PIK Debt, as well as the price for the term debt of the Issuer, was 10% of the principal amount of the PIK Debt and the term debt.

     On July 11, 2003, in a privately negotiated transaction, Barberry purchased an aggregate of approximately $532,295.76 principal amount of the PIK Debt (convertible into 45,417 Shares) together with an aggregate of 86,283 Shares, and a certain amount of the term debt of the Issuer and certain litigation claims. In that transaction, the price for the 86,283 Shares and the price for the approximately $532,295.76 face amount of the PIK Debt, as well as the price for the term debt of the Issuer and certain litigation claims, was 15% of the principal amount of the PIK Debt and the term debt.

     On July 11, 2003, in privately negotiated transactions, Thornwood, Chelonian, Chelonian Sub purchased an aggregate of approximately $1,614,270.90 principal amount of the PIK Debt (convertible into 137736 Shares) and a certain amount of the term debt of the Issuer and certain litigation claims. In those transactions, the price for the approximately $1,614,270.90 face amount of the PIK Debt, as well as the price for the term debt of the Issuer and certain litigation claims, was 15% of the principal amount of the PIK Debt and the term debt.

     On July 11, 2003, in privately negotiated transactions, Tortoise, Unicorn and Cyprus purchased an aggregate of approximately $10,148,787 principal amount of the PIK Debt (convertible into 865,937 Shares) and a certain amount of the term debt of the Issuer. In those transactions, the price for the approximately $10,148,787 face amount of the PIK Debt, as well as the price for the term debt of the Issuer, was 10% of the principal amount of the PIK Debt and the term debt.

     On July 21, 2003, in a privately negotiated transaction, Stork purchased an aggregate of approximately $840,069.22 principal amount of the PIK Debt (convertible into 71,678 Shares) and a certain amount of the term debt of the Issuer and certain litigation rights. In that transaction, the price for the approximately $840,069.22 face amount of the PIK Debt, as well as the price for the term debt of the Issuer and certain litigation claims, was 10% of the principal amount of the PIK Debt and the term debt.

     In all of the foregoing transactions, the source of funding was the general working capital of the applicable Registrants.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

     On June 3, 2003 (the "Filing Date"), the Issuer announced that it and most of its wholly owned US subsidiaries filed on June 2, 2003 voluntary petitions under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") (case number:
03-37718-H2-11).

     The Registrants and their affiliates have filed documents with and informed the Bankruptcy Court that they are prepared to provide the Issuer debtor-in-possession financing and have negotiated with representatives of the Issuer an Investment Agreement pursuant to which a Plan of Reorganization would be based. The Bankruptcy Court has approved the arrangement subject to final documentation. In the event that Issuer receives and accepts a superior proposal to acquire the Issuer or its business, the Registrants would be entitled to payment of a break-up fee from the Issuer.


Item 5.  Interest in Securities of the Issuer

     Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

     (a) As of the close of business on July 31, 2003, the Registrants may be deemed to beneficially own, in the aggregate 19,336,284 Shares (composed of 12,739,519 Shares which the Registrants own and an additional 6,596,765 Shares which the Registrants would hold if the approximately $77,314,100 principal amount of the PIK Debt held by the Registrants were fully converted into Shares), representing approximately 56% of the Issuer's outstanding Shares (based upon the 27,909,342 Shares stated to be outstanding as of March 31, 2003 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 20, 2003). The Registrants have not included in the number of Shares reported on this Schedule 13D the 132,986 Shares they would have been deemed to have acquired had the Issuer accrued the interest on the PIK Debt after the Filing Date.

     Shares and PIK Debt were initially acquired by High River and AREH pursuant to the Chapter 11 Bankruptcy Reorganization Plan filed by the predecessor of Philip Services Corporation in the U.S. Bankruptcy Court for the District of Delaware under the Case No. 99-02385 (the "Plan") and the conversion feature of the debt became exercisable on April 7, 2000, upon the effective date of the Plan. "PIK Debt" means the ten percent (10%) Secured Convertible PIK Debt due 2005 of Philip Services Corporation, in the aggregate principal amount of $100 million, which debt is convertible until maturity at the option of the holders, with the conversion price being equal to $11.72.

     As of the close of business on July 31, 2003, the Registrants collectively beneficially own, in the aggregate approximately $98,009,469 principal amount of the Issuer's term debt, and the Registrants' affiliates are also participants in Exit Facility dated as of March 31, 2001, pursuant to which the Issuer may borrow up to $210,000,000 from time to time.

     As of the close of business on July 31, 2003, the Registrants have direct beneficial ownership of the Shares as set forth in the following chart:


----------------------- --------------------- -------------------- --------------------- --------------------
Name of Registrant      Number   of   Shares  Number   of  Shares  Aggregate  number of  Approximate
                        directly   held   by  which    Registrant  Shares    Registrant  Percentage   of
                        Registrant            would    hold    if  is     deemed     to  Outstanding  Shares
                                              Registrant           directly              computed   in
                                              converts   its  PIK  beneficially own      accordance  with
                                              Debt  position into                        rule 13d-3(d)(1))
                                              Shares         (the
                                              "Conversion
                                              Shares")

High River              8,104,661             4,345,371            12,450,032            36.1

Meadow Walk             2,546,926             N/A                  2,546,926             7.4

Thornwood               N/A                   45,912               45,912                0.1

Chelonian Sub           N/A                   45,912               45,912                0.1

Cyprus                  N/A                   433,556              433,556               1.3

Stork                   N/A                   71,678               71,678                0.2

Barberry                86,283                45,417               131,700               0.4

AREH                    2,001,649             1,130,627            3,132,276             9.1

Tortoise                N/A                   216,190              216,190               0.6

Chelonian Corp.         N/A                   45,912               45,912                0.1

Unicorn                 N/A                   216,190              216,190               0.6

----------------------- --------------------- -------------------- --------------------- ---------
TOTAL                   12,739,519            6,596,765            19,336,284            56
----------------------- --------------------- -------------------- --------------------- ---------

     As used in this Item 5, the "Shares" refers to both the Shares and the Conversion Shares, as the case may be. The percentages referred to in the Information Pages of this Schedule 13D are calculated without taking into account any dilution and assuming the conversion into the Conversion Shares solely by the applicable Registrant. The chart above represents the percentages on the fully diluted basis and assuming the conversion into the Conversion Shares by all of the applicable Registrants.

     Mr. Icahn by virtue of his relationships to each of Barberry, Beckton and Starfire (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that Barberry directly beneficially owns and the Shares that each of Barberry, Beckton and Starfire may be deemed to indirectly beneficially own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Each of Thornwood and Ealing by virtue of its relationships to Chelonian Sub and Stork, respectively (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that each of Chelonian Sub and Stork, respectively, directly beneficially owns. Each of Thornwood and Ealing disclaims beneficial ownership of such respective Shares for all other purposes.

     Barberry by virtue of its relationships to each of Meadow Walk, High River, Cyprus, Thornwood and Ealing (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that each of Meadow Walk, High River, Cyprus and Thornwood directly beneficially owns and the Shares that each of Thornwood and Ealing may be deemed to indirectly beneficially own. Barberry disclaims beneficial ownership of such Shares for all other purposes.

     Each of Mr. Icahn, Beckton, API and AREP by virtue of their relationships to AREH and each other (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that AREH directly beneficially owns. Each of Beckton, API, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Chelonian by virtue of its  relationships to Tortoise (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that Tortoise directly beneficially owns. Chelonian disclaims beneficial ownership of such Shares for all other purposes.

     Unicorn by virtue of its  relationships  to Chelonian (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that Chelonian directly beneficially owns and the Shares that Chelonian may be deemed to indirectly beneficially own. Unicorn disclaims beneficial ownership of such Shares for all other purposes.

     Each of ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn, by virtue of their relationships to each of Unicorn, Chelonian and Tortoise and each other (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that each of Unicorn, Chelonian and Tortoise directly beneficially owns and the Shares that each of Unicorn and Chelonian may be deemed to indirectly beneficially own. Each of ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers nor persons performing similar functions of the Registrants beneficially own any Shares. Robert J. Mitchell, a director of the Issuer and an executive officer of the several Registrants, according to the Form 4 for April 1, 2003, beneficially owns 5,000 Shares and has options for the additional 17,000 Shares. The Registrants hereby expressly disclaim any beneficial ownership in any of the Shares or options for Shares beneficially owned by Robert J. Mitchell.

     (b) Each of High River, AREH, Barberry, Meadow Walk, Cyprus, Stork, Thornwood, Chelonian Sub, Tortoise, Chelonian and Unicorn has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Shares it directly beneficially owns.

     Mr. Icahn by virtue of his relationships to each of Barberry, Beckton and Starfire (as disclosed in Item 2), may be deemed to share with each of Barberry, Beckton and Starfire the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that Barberry directly beneficially owns and the Shares that each of Barberry, Beckton and Starfire may be deemed to indirectly beneficially own.

     Each of Thornwood and Ealing by virtue of its relationships to Chelonian Sub and Stork, respectively (as disclosed in Item 2), may be deemed to share with Chelonian Sub and Stork, respectively, the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that each of Chelonian Sub and Stork, respectively, directly beneficially owns.

     Barberry by virtue of its relationships to each of Meadow Walk, High River, Cyprus, Thornwood and Ealing (as disclosed in Item 2), may be deemed to share with each of Meadow Walk, High River, Cyprus, Thornwood and Ealing the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that each of Meadow Walk, High River, Cyprus and Thornwood directly beneficially owns and the Shares that each of Thornwood and Ealing may be deemed to indirectly beneficially own.

     Each of Mr. Icahn, Beckton, API and AREP by virtue of their relationships to AREH and each other (as disclosed in Item 2), may be deemed to share with AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that AREH directly beneficially owns.

     Chelonian by virtue of its  relationships to Tortoise (as disclosed in Item
2), may be deemed to share with Tortoise the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that Tortoise directly beneficially owns.

     Unicorn by virtue of its  relationships  to Chelonian (as disclosed in Item
2), may be deemed to share with Chelonian the power to vote or to direct the vote and to disp0ose or to direct the disposition of the Shares that Chelonian directly beneficially owns and the Shares that Chelonian may be deemed to indirectly beneficially own.

     Each of ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn, by virtue of their relationships to each of Unicorn, Chelonian and Tortoise and each other (as disclosed in Item 2), may be deemed to share with each of Unicorn, Chelonian and Tortoise the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that each of Unicorn, Chelonian and Tortoise directly beneficially owns and the Shares that each of Unicorn and Chelonian may be deemed to indirectly beneficially own.

     (c) The following sets forth all transactions with respect to Shares effected by the Registrants during the past sixty days.

         See Items 3 above which is incorporated herein by reference thereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 3 and 4 above, which are incorporated herein by reference thereto.


Item 7. Material to be Filed as Exhibits

     1. Amended and Restated Joint Filing Agreement.

                                                                      Schedule A


               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each Registrant, as applicable. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.


ACF Industries Holding Corp.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board
Richard T. Buonato                          Robert J. Mitchell - President and Treasurer
                                            Richard T. Buonato - Vice President and Secretary

American Property Investors Inc.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board
William A. Leidesdorf                       Albo J. Antenucci, Jr. - President and Chief Executive Officer
Jack G. Wasserman                           John P. Saldarelli - Vice President, Secretary and Treasurer
James L. Nelson                             Henry J. Gerard - Vice President and Controller
                                            Martin Hirsch - Executive Vice President and Director of Acquisitions
                                                                and Development

Barberry Corp.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board, President and Secretary

Beckton Corp.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board, President,
                                            Secretary
                                            Richard T Buonato - Vice President and Treasurer

Buffalo Investors Corp.
Directors                                   Officers
Richard T. Buonato                          Richard T. Buonato - Vice President Secretary and Comptroller
                                            Edward E. Mattner - President and Treasurer
28

Chelonian Corp.
Directors                                   Officers
Carl C. Icahn                               Edward E. Mattner - President and Treasurer
                                            Gail Golden - Vice President and Secretary

Cyprus, LLC
Managers
Martin L. Hirsch

Ealing Corp.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - President
                                            Edward E. Mattner - Vice President
                                            Gail Golden - Vice President, Secretary and Treasurer

Highcrest Investors Corp.
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board and President
Richard T. Buonato                          Richard T. Buonato - Senior Vice President and Treasurer
Edward E. Mattner                           Gail Golden - Vice President and Secretary

Starfire Holding Corporation
Directors                                   Officers
Carl C. Icahn                               Carl C. Icahn - Chairman of the Board and President

Tortoise Corp.
Directors                                   Officers
Carl C. Icahn                               Edward E. Mattner - President
                                            Gail Golden - Vice President and Secretary
                                            Robert J. Mitchell - Vice President and Assistant Secretary

Unicorn Associates Corporation
Directors                                   Officers
Carl C. Icahn                               Edward Mattner - President and Treasurer
                                            Gail Golden - Vice President and Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: July 31, 2003


High River Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Barberry Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


American Real Estate Holdings L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


American Property Investors, Inc.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President



       [Signature Page of Amendment No. 6 to Schedule 13D with respect to
                             Philip Services Corp.]

American Real Estate Partners, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


Beckton Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Tortoise Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Chelonian Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Unicorn Associates Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President




       [Signature Page of Amendment No. 6 to Schedule 13D with respect to
                             Philip Services Corp.]

ACF Industries Holding Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   President


Highcrest Investors Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Assistant Secretary


Buffalo Investors Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Starfire Holding Corporation


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Authorized Signatory


Thornwood Associates Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory





       [Signature Page of Amendment No. 6 to Schedule 13D with respect to
                             Philip Services Corp.]

Chelonian Subsidiary, LLC


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Cyprus, LLC
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Stork Associates Limited Partnership
By: Ealing Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President


Ealing Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President




/s/ Carl C. Icahn
Carl C. Icahn



       [Signature Page of Amendment No. 6 to Schedule 13D with respect to
                             Philip Services Corp.]

                                                                   Exhibit 1

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Philip Services Corp. and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended and Restated Joint Filing Agreement this 31st day of July, 2003.


High River Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Barberry Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


American Real Estate Holdings L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


American Property Investors, Inc.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President

   [Signature Page of Joint Filing Agreement with respect to Schedule 13D re
                             Philip Services Corp.]

American Real Estate Partners, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


Beckton Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Tortoise Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Chelonian Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Unicorn Associates Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President




   [Signature Page of Joint Filing Agreement with respect to Schedule 13D re
                             Philip Services Corp.]

ACF Industries Holding Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   President


Highcrest Investors Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Assistant Secretary


Buffalo Investors Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Starfire Holding Corporation


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Authorized Signatory


Thornwood Associates Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory



   [Signature Page of Joint Filing Agreement with respect to Schedule 13D re
                             Philip Services Corp.]

Chelonian Subsidiary, LLC


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Cyprus, LLC
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Stork Associates Limited Partnership
By: Ealing Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President


Ealing Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President




/s/ Carl C. Icahn
Carl C. Icahn




   [Signature Page of Joint Filing Agreement with respect to Schedule 13D re
                             Philip Services Corp.]